PA156
ALLSTATE LIFE INSURANCE COMPANY
(herein called "we" or "us")
Income Protection Benefit Rider
This rider was issued because you selected the Income Protection Benefit Rider This rider modifies the benefit provided by your Contract, to the extent described below, and the charge for this rider is in addition to charges defined in your Contract.
As used in this rider, "Contract" means the Contract or Certificate to which this rider is attached.
For purposes of this rider, "Rider Date" is the date this rider was made a part of your Contract: xx/xx/xxxx
The annualized Mortality and Expense Risk Charge for this rider is .75%
The following changes are made to your Contract.
I. Income Protection Benefit
Subject to the requirements of Section II. below, if you apply the Income Protection Benefit Rider to an Income Plan, we guarantee that the income payments you receive under such Income Plan will never be less than 85% of the Initial Variable Amount Income Value ("Income Protection Benefit") described in your Contract for that Income Plan.
II. Qualifications
The Income Protection Benefit Rider is subject to all of the restrictions listed below:
1. The Rider Date must be the same as the Payout Start Date.
2. The Income Protection Benefit Rider may be applied only to Variable Amount Income Payments payable under Income Plans 1 or 2, with a Guaranteed Payment Period of at least 120 months, unless otherwise restricted by Internal Revenue Service regulations.
3. You may apply the Income Protection Benefit Rider to more than one Income Plan.
4. Transfers may not be made from Variable Amount Income Payments to Fixed Amount Income Payments.
5. The Assumed Investment Rate must be 3%.
III. Mortality and Expense Risk Charge
The annualized Mortality and Expense Risk Charge for this rider, shown above, will apply only to the Income Plans to which the Income Protection Benefit Rider has been applied. After the Rider Date, the Mortality and Expense Risk Charge for this rider will not change.
IV. Termination of this Rider
This Income Protection Benefit Rider will terminate and the corresponding Mortality and Expense Risk Charge for this rider will cease on the date the Contract is terminated. Otherwise, this rider may not be terminated.

Page [PG NUMBER] PA156 (5/02) V. Investment Limitations for this Rider

We reserve the right to impose limitations on the Investment Alternatives in which you may invest. These limitations may include, but are not limited to, maximum investment limits on certain Variable Sub-Accounts, exclusion of certain Variable Sub-Accounts, required minimum allocations to certain Variable Sub-Accounts, and/or the required use of automatic portfolio rebalancing. A current explanation and list of investment limitations is set forth in the prospectus that pertains to your Contract. Such investment limitations will apply only to those Income Plans to which the Income Protection Benefit has been added.
Except as amended by this rider, the Contract remains unchanged.

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Secretary Chairman and Chief Executive Officer